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                                                                  EXHIBIT (5)(b)


                       NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

                                            RIDER

                                       LEVEL TERM (LTR)


1. WHAT IS THE BENEFIT FOR THIS RIDER? We will pay the Face Amount of this rider promptly to the Beneficiary when we have proof that the Insured died while this rider was in effect.

2. WHAT ARE THE RESTRICTIONS ON THE GUARANTEED MINIMUM DEATH BENEFIT OF THE POLICY? In order for this rider to be issued, your protection provided in the policy by the Guaranteed Minimum Death Benefit is waived.

3. CAN THE FACE AMOUNT OF THIS RIDER BE CHANGED? You can increase or decrease the Face Amount of this rider by sending us your signed written notice. However, the new Face Amount increase is limited as stated in
       Section 7 of this rider and the new Face Amount decrease cannot be less than our minimum amount to issue this rider.


4. WHAT IS THE COST OF INSURANCE FOR THIS RIDER? The monthly Cost of Insurance for this rider will be deducted from the policy Cash Value, on each Monthly Deduction Day. The Cost of Insurance will be based on the Face Amount of this rider and the Cost of Insurance rates in effect at that time.

       The Cost of Insurance rates for this rider will be set by us in advance, at least once each year. Any change in Cost of Insurance rates will be made on a uniform basis for all Insureds in the same class. The Cost of Insurance rates are guaranteed to never exceed the rates shown in the Table of Maximum Cost of Insurance Rates for this rider which is included among the Policy Data pages.

5. MAY THE TERM INSURANCE UNDER THIS RIDER BE CONVERTED? You can use all or part of the term insurance under this rider to increase the Face Amount of the policy to which this rider is attached. This type of change is called a conversion. No evidence of insurability will be required for a conversion. The rider must be in effect on the date of the conversion. The conversion takes effect on the Monthly Deduction Day that is on or next follows the date we receive your written request for the conversion. Any term insurance that is converted ends when the conversion takes effect.

6. WHEN MAY THE TERM INSURANCE BE CONVERTED? While the Insured is alive, the term insurance provided under this rider can be converted to the base policy as of any Monthly Deduction Day. The final date you can request a conversion is the Policy Anniversary on which the Insured is age 100.


7. ARE THERE AMOUNT LIMITATIONS ON THE FACE AMOUNT OF THIS RIDER? The following amount limitations apply under this rider. These limits do not apply to changes in the policy's Life Insurance Benefit made in accordance with Section 1.3 of the policy

       (a) The combination of the Face Amount of this rider and the Face Amount of the policy cannot be decreased to an amount below $150,000, unless the decrease is due to a partial withdrawal under the policy.




300-938


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       (b)    The Face Amount of this rider cannot exceed 10 times the policy's
              Life Insurance Benefit. No increase in the term insurance will be permitted that would cause the limitations in (a) above not to be met. If a change is made which would reduce the policy's Life Insurance Benefit so that the limitations in (a) above would not be met, the amount of term insurance which exceeds 10 times the policy's new Life Insurance Benefit will be converted to the base policy.

       If you request a change that would cause the limitations stated in (a) not to be met (except due to a partial withdrawal), you will be notified. If you still wish to have the change made, the term insurance under this rider must be fully converted or this rider will be terminated.

8. DOES THIS RIDER HAVE CASH OR LOAN VALUE? The term insurance provided by this rider does not have cash or loan values.

9. IS THIS RIDER PART OF THE CONTRACT? This rider, when paid for, is made part of the policy, based on the application for the rider.

10. CAN OTHER RIDERS BE MADE PART OF THE CONTRACT? If you elect to have this rider as part of the policy, no other riders that provide term insurance on the primary Insured can be made a part of the policy.

11. MAY WE CONTEST THIS RIDER? We will not contest this rider after it has been in force during the lifetime of the Insured for 2 years from the date of issue of the rider.

12. DOES THIS INSURANCE COVER SUICIDE OF THE INSURED? Suicide of the Insured, while sane or insane, within 2 years of the date of issue of this rider, is not covered by this rider. In that event, this rider will end and the only amount payable will be the Cost of Insurance charges made in connection with this rider.

13. WHAT IS THE RIDER'S DATE OF ISSUE? This rider must be issued at the same time as the policy. Both the rider and the policy will have the same date of issue.

14. WHEN DOES THIS RIDER END? You can cancel this rider at any time. To do this, you must send your signed notice to us. The rider will end on the Monthly Deduction Day on or next following the date we receive your request.

       This rider ends on the Policy Anniversary on which the Insured is age 100, or at such time when the rider is fully converted. This rider also ends if the policy ends or is surrendered. However, coverage under this rider can end without coverage under the policy also ending.

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                                                    NEW YORK LIFE INSURANCE
                                                    AND ANNUITY CORPORATION


/s/ GEORGE J. TRAPP                                 /s/ FREDERICK J. SIEVERT
---------------------                               ---------------------------
        Secretary                                          President


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